Exhibit 99.1

Pacific Drilling Announces Third Quarter 2013 Results

•	Net income for the third quarter of $30.3 million or $0.14 per diluted share

•	Outstanding operational performance during the third quarter with average revenue efficiency(a) of 96.9% and average direct rig related operating expenses, excluding reimbursable costs, of $163,400 per day

•	EBITDA(b) for the third quarter of $96.6 million with an EBITDA margin(c) of 50%

•	Cash flow from operations year to date of $193.6 million

•	Pacific Khamsin delivered on August 31 and contract commencement expected on or about December 1, 2013

LUXEMBOURG (November 6, 2013) — Pacific Drilling S.A. (NYSE: PACD) today announced revenue of $193.2 million for the three months ended September 30, 2013, as compared to revenue of $176.8 million for the second quarter of 2013 and $172.0 million for the third quarter of 2012.

Net income for the third quarter of 2013 was $30.3 million or $0.14 per diluted share, an increase of $9.3 million, representing a 44% improvement over prior quarter net income excluding charges(d). Net loss for the third quarter of the prior year was $2.0 million or $0.01 per diluted share.

CEO Chris Beckett commented, “Pacific Drilling achieved industry leading operational and financial results during the third quarter. After four consecutive quarters of strong performance, I am particularly pleased to see our strategic focus on operational excellence in the ultra-deepwater market using the most modern assets begin to deliver the anticipated benefits. I am also excited about the recent delivery of the Pacific Khamsin, and look forward to the drillship joining our operating fleet, which we expect to occur at the beginning of December. I am proud of our team’s efforts in achieving these exceptional results during the quarter, and know that they will continue to focus on the challenges ahead as we continue to grow the fleet.”

Regarding the market for ultra-deepwater drillships, Mr. Beckett continued, “As we have predicted for some time, our customers continue to demonstrate their preference for the most capable assets. Dayrate bifurcation has become more pronounced and vintage rigs are being replaced by the newest assets. We believe this trend will persist throughout 2014 and beyond. Tendering activity for high specification drillships remains robust, and we continue to see demand for modern ultra-deepwater rigs exceed forecast supply over the next several years. With the attractive market backdrop, coupled with our strong operating performance, we are finalizing the terms of a contract extension for the Pacific Bora, continuing discussions regarding the contract extension of the Pacific Mistral and further advancing our negotiations on the Pacific Meltem, one of the few remaining newbuilds with 2014 availability.”

Third Quarter 2013 Operational and Financial Commentary

Contract drilling revenue for the third quarter of 2013 was $193.2 million, which included $18.2 million of deferred revenue amortization, as compared to contract drilling revenue of $176.8 million for the second quarter of 2013. During the three months ended September 30, 2013, our operating fleet of four drillships achieved average revenue efficiency of 96.9% as compared to 90.2% in the prior quarter. The increase in revenue efficiency was the result of strong operational uptime driven by low incidence of equipment breakdowns, highlighting the success of our preventive maintenance systems and employee training programs. In addition, during the quarter we experienced relatively few periods of reduced dayrate from standby or moving time and limited reduced dayrate related to performance or equipment issues.

Contract drilling expenses for the third quarter of 2013 were $82.7 million as compared to $79.5 million for the second quarter of 2013. Contract drilling expenses for the third quarter of 2013 included $9.8 million in amortization of deferred mobilization costs, $6.1 million in reimbursable expenses and $6.6 million in shore-based and other support costs. Shore-based and support costs increased by approximately $0.7 million compared to the second quarter of 2013 as a result of incremental costs incurred by our Nigeria shore-base in preparation for Pacific Khamsin’s operations. Direct rig related daily operating expenses, excluding reimbursable costs, averaged $163,400 in the third quarter of 2013, as compared to $164,000 for the second quarter of 2013.

General and administrative expenses for the third quarter of 2013 were $13.1 million as compared to $11.6 million for the second quarter of 2013. General and administrative expenses for the first nine months of 2013 were $35.7 million.

EBITDA for the third quarter of 2013 was $96.6 million, as compared to adjusted EBITDA(b) of $85.5 million during the prior quarter. EBITDA margin for the third quarter of 2013 was 50.0% as compared to adjusted EBITDA margin(c) of 48.3% in the prior quarter. Reconciliations of EBITDA, adjusted EBITDA and net income excluding charges to reported net income are included in the accompanying schedules to this release.

Interest expense for the third quarter was $23.8 million, as compared to $21.7 million for the second quarter, excluding non-recurring costs incurred in connection to the June 3, 2013, refinancing of our Project Facilities Agreement. The increased interest expense was driven by the full quarter impact of incremental liquidity raised during our June 3, 2013, debt refinancing.

Liquidity and Capital Expenditures

Our cash balances on September 30, 2013, were $133.9 million and our total outstanding debt was $2.3 billion. During the quarter, cash flow from operations reached $87.3 million on strong financial results and improved customer collections. For the first nine months of 2013, cash flow from operations was $193.6 million. As a result of strong cash flow from operations during the quarter, we were able to finance incremental construction payments for Pacific Sharav and Pacific Meltem with cash on hand and were therefore not required to draw on our $1 billion senior secured credit facility. Therefore, we have $1.2 billion of undrawn capacity under our existing credit facilities.

During the third quarter of 2013, our capital expenditures were $554.7 million of which $505.7 million related to the construction of our newbuild drillships, including payment for delivery of Pacific Khamsin from the shipyard. Capitalized interest amounted to $17.6 million. The remaining expenditures primarily relate to fleet spares, including payments on additional blowout preventer capacity, as well as contractually required upgrades on our operating rigs that are partially or fully reimbursed by our customers. We estimate the remaining capital expenditures required to complete construction of our three newbuild drillships and develop spare blowout preventer and riser capacity to be approximately $1.5 billion, excluding capitalized interest and client reimbursed asset upgrades.

Updates to 2013 Guidance

We reiterate our guidance on revenue efficiency provided with our full year 2012 results. This average revenue efficiency range of 91—94% for the full year 2013 includes an assumption of Pacific Khamsin contract commencement on December 1, 2013. This guidance is also reflective of the initial stages of Pacific Khamsin’s shakedown process, during which we expect its revenue efficiency to lag that of our currently operating rigs and its operating expenses to exceed those of our other rigs in Nigeria by approximately $20,000 per day. As we have previously stated, we expect an average revenue efficiency of 90% during a rig’s first six months of operations. However, revenue efficiency for individual rigs tends to be volatile on a monthly and even on a quarterly basis. Pacific Khamsin’s revenue efficiency during the fourth quarter of 2013 may therefore be above or below our expectations.

We are revising downward our full year 2013 guidance for certain cost metrics as a result of our lower than expected operating and general and administrative expenses year to date. The following table summarizes our updated full year 2013 guidance for certain items:

Item	Range
Direct Rig Related Operating Expenses, Excluding Reimbursable Expenses, Per Rig Per Day	$170,000—$175,000
Minimum Average Reimbursable Expenses, Per Rig Per Day*	$7,000
Shore-Based & Other Support Costs Per Rig Day	$17,000—$19,000
General & Administrative Expenses	$49 million—$51 million
Income Tax Expense as Percent of Total Contract Drilling Revenue	3%—4%

*	These reimbursable costs include one-time as well as recurring items that are beyond the initial scope of our contract and the corresponding initial contractual dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.

Updated schedules of expected amortization of deferred revenue, amortization of deferred mobilization expense, depreciation and interest expense for our existing financing as well as capital expenditures are included in the “Investor Toolkit” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Please note the guidance provided above is based on management’s current expectations about the future and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance set forth above is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.

Footnotes

(a)	Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
(b)	EBITDA and adjusted EBITDA are non-GAAP measures. Please refer to the reconciliation, included later in this press release, of net income to EBITDA and adjusted EBITDA along with the statement indicating why management believes the non-GAAP measure provides useful information for investors.
(c)	EBITDA margin is defined as EBITDA divided by contract drilling revenue. Adjusted EBITDA margin is defined as adjusted EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.
(d)	Net income excluding charges is a non-GAAP measure. Please refer to the reconciliation, included later in this press release, of net income to net income excluding charges along with the statement indicating why management believes the non-GAAP measure provides useful information for investors.

Conference Call

Pacific Drilling will conduct a conference call at 10:00 a.m. U.S. Central Standard Time on Thursday, November 7, 2013, to discuss third quarter 2013 results. To participate, please dial +1 785-830-7989 or 1-800-723-6498 and refer to confirmation code 5512982 approximately five to ten minutes prior to the scheduled start time of the call. The call will also be broadcast live over the Internet in a listen-only mode and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section of the company’s website, www.pacificdrilling.com.

An audio replay of the conference call will be available after 1:00 p.m. U.S. Central Time on Thursday, November 7, 2013, by dialing +1 719-457-0820 or 1-888-203-1112 and using access code 5512982. A replay of the call will also be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates four drillships under client contract, has one drillship mobilizing to begin its drilling operations under client contract and has three drillships under construction at Samsung Heavy Industries, one of which is under client contract. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release, including the conference call announced herein) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include words or phrases such as “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “foresee,” “our ability to,” “estimate,” “potential,” “will,” “should,” “would,” “could” or other similar words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving future operational performance; revenue efficiency levels; future client contract opportunities; estimated duration of client contracts; contract dayrate amounts; future contract commencement dates and locations; backlog; construction, timing and delivery of newbuild drillships; capital expenditures; growth opportunities; market outlook; cost adjustments; estimated rig availability; new rig commitments; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; direct rig operating costs; compensation levels; shore based support costs; general and administrative expenses; income tax expense; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projected cash flows and other projections in the forward-looking statements include, but are not limited to downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; relocations, severe weather or hurricanes; our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; impact of potential licensing or patent litigation; actual contract commencement dates; risks inherent to shipyard rig construction, repair, maintenance or enhancement; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; governmental action, civil unrest and political and economic uncertainties; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward- looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy Pacific Drilling Services, Inc. +1 832 255 0502 Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues
Contract drilling	$193,240	$171,986	$545,028	$446,160
Costs and expenses
Contract drilling	(82,719)	(96,190)	(246,641)	(244,564)
General and administrative expenses	(13,080)	(10,506)	(35,658)	(33,750)
Depreciation expense	(36,646)	(36,129)	(109,752)	(91,235)

	(132,445)	(142,825)	(392,051)	(369,549)
Loss of hire insurance recovery	—	—	—	23,671

Operating income	60,795	29,161	152,977	100,282
Other income (expense)
Costs on interest rate swap termination	—	—	(38,184)	—
Interest expense, other	(23,797)	(26,992)	(68,257)	(71,938)

Total interest expense	(23,797)	(26,992)	(106,441)	(71,938)
Costs on extinguishment of debt	—	—	(28,428)	—
Other income (expense)	(842)	35	(946)	3,859

Income before income taxes	36,156	2,204	17,162	32,203
Income tax expense	(5,829)	(4,180)	(17,350)	(14,679)

Net income (loss)	$30,327	$(1,976)	$(188)	$17,524

Earnings (loss) per common share, basic	$0.14	$(0.01)	$—	$0.08

Weighted average number of common shares, basic	216,968,926	216,902,000	216,943,661	216,900,665

Earnings (loss) per common share, diluted	$0.14	$(0.01)	$—	$0.08

Weighted average number of common shares, diluted	217,157,152	216,902,000	216,943,661	216,902,566

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	September 30,	December 31,
	2013	2012
	(unaudited)
Assets:
Cash and cash equivalents	$133,888	$605,921
Restricted cash	—	47,444
Accounts receivable	131,252	152,299
Materials and supplies	59,381	49,626
Deferred financing costs	14,743	17,707
Current portion of deferred mobilization costs	41,197	37,519
Prepaid expenses and other current assets	15,170	13,930

Total current assets	395,631	924,446

Property and equipment, net	4,440,992	3,760,421
Restricted cash	—	124,740
Deferred financing costs	57,066	32,157
Other assets	37,707	52,164

Total assets	$4,931,396	$4,893,928

Liabilities and shareholders’ equity:
Accounts payable	$36,505	$30,230
Accrued expenses	58,957	39,345
Current portion of long-term debt	7,500	218,750
Accrued interest	32,234	29,594
Derivative liabilities, current	3,620	17,995
Current portion of deferred revenue	70,898	66,142

Total current liabilities	209,714	402,056

Long-term debt, net of current maturities	2,285,905	2,034,958
Deferred revenue	67,209	97,014
Other long-term liabilities	488	44,652

Total long-term liabilities	2,353,602	2,176,624

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 217,002,361 and 216,902,000 shares outstanding as of September 30, 2013 and December 31, 2012, respectively	2,170	2,169
Additional paid-in capital	2,356,507	2,349,544
Accumulated other comprehensive loss	(12,360)	(58,416)
Retained earnings	21,763	21,951

Total shareholders’ equity	2,368,080	2,315,248

Total liabilities and shareholders’ equity	$4,931,396	$4,893,928

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Nine Months Ended September 30,
	2013	2012
Cash flow from operating activities:
Net income (loss)	$(188)	$17,524
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	109,752	91,235
Amortization of deferred revenue	(52,336)	(69,219)
Amortization of deferred mobilization costs	29,147	52,033
Amortization of deferred financing costs	8,319	10,236
Amortization of debt discount	252	—
Write-off of unamortized deferred financing costs	27,644	—
Costs on interest rate swap termination	38,184	—
Deferred income taxes	(2,505)	2,451
Share-based compensation expense	6,964	3,880
Changes in operating assets and liabilities:
Accounts receivable	21,047	(72,128)
Materials and supplies	(9,755)	(5,687)
Prepaid expenses and other assets	(11,892)	(77,956)
Accounts payable and accrued expenses	1,664	28,221
Deferred revenue	27,287	152,260

Net cash provided by operating activities	193,584	132,850

Cash flow from investing activities:
Capital expenditures	(772,249)	(344,128)
Decrease in restricted cash	172,184	73,890

Net cash used in investing activities	(600,065)	(270,238)

Cash flow from financing activities:
Proceeds from long-term debt	1,497,250	300,000
Payments on long-term debt	(1,458,125)	(109,375)
Payment for costs on interest rate swap termination	(41,993)	—
Deferred financing costs	(62,684)	(7,003)

Net cash provided by (used in) financing activities	(65,552)	183,622

Increase (decrease) in cash and cash equivalents	(472,033)	46,234
Cash and cash equivalents, beginning of period	605,921	107,278

Cash and cash equivalents, end of period	$133,888	$153,512

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, loss of hire insurance, taxes, depreciation and amortization. EBITDA and adjusted EBITDA do not represent and should not be considered alternatives to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and adjusted EBITDA are included herein because they are used by the company to measure its operations and are intended to exclude charges or credits of a non-routine nature that would detract from an understanding of our operations. Management believes that EBITDA and adjusted EBITDA present useful information to investors regarding the company’s operating performance during the third quarter of 2013.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income (loss)	$30,327	$(1,976)	$(188)	$17,524
Add (subtract):
Costs on interest rate swap termination	—	—	38,184	—
Interest expense, other	23,797	26,992	68,257	71,938

Interest expense	23,797	26,992	106,441	71,938
Depreciation expense	36,646	36,129	109,752	91,235
Income taxes	5,829	4,180	17,350	14,679

EBITDA	96,599	65,325	233,355	195,376

Add (subtract):
Costs on extinguishment of debt	—	—	28,428	—
Loss of hire insurance recovery	—	—	—	(23,671)

Adjusted EBITDA	96,599	65,325	261,783	171,705

Net Income Excluding Charges Reconciliation

During the second quarter of 2013, the company closed a refinancing transaction which resulted in material non-recurring costs of $66.6 million, primarily related to swap termination fees and the write-off of unamortized debt issue costs. Management believes that net income excluding charges related to our refinancing and loss of hire insurance recovery provides useful and comparable information to investors regarding the company’s operating performance. Specifically, the excluded charges are of a non-routine nature and detract from an understanding of our operating performance and comparisons with other periods. Net income excluding charges does not represent and should not be considered an alternative to or substitute for net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with GAAP, and our calculation of net income excluding charges may not be comparable to that reported by other companies.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income (Loss) and Earnings (Loss) per Share to Non-GAAP Net Income (Loss) Excluding Charges and Earnings (Loss) per Share Excluding Charges

(in thousands) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income (loss)	$30,327	$(1,976)	$(188)	$17,524
Add (subtract):
Loss of hire insurance recovery	—	—	—	(23,671)
Costs on interest rate swap termination	—	—	38,184	—
Costs on extinguishment of debt	—	—	28,428	—

Net income (loss) excluding charges	30,327	(1,976)	66,424	(6,147)

Earnings (loss) per common share, basic and diluted	$0.14	$(0.01)	$—	$0.08
Add (subtract):
Loss of hire insurance recovery	—	—	—	(0.11)
Costs on interest rate swap termination	—	—	0.18	—
Costs on extinguishment of debt	—	—	0.13	—

Earnings (loss) excluding charges per common share, basic and diluted	0.14	(0.01)	0.31	(0.03)